UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 22, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the corrected presentation materials related to the Fourth Quarter 2017 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page. Subsequent to publication of the Fourth Quarter 2017 Report of UBS Group AG and UBS AG, UBS has adjusted dates relevant to the 2017 ordinary dividend to be as follows:

•              Monday May 7, 2018: ex-dividend date

•              Tuesday May 8, 2018: record date

•              Wednesday May 9, 2018: payment date

UBS

Full year and fourth quarter 2017 results

January 22, 2018

2017 reported PBT up 32% to 5.4 billion

Strong pre-tax profit growth

+32%
5.4
+16%
3.6
WMA
WM
(10)%
1.6
+28%
0.6
+24%
1.2
0.6bn better
(1.5)
UBS
GWM
P&C
AM
IB
CC

Strong performance

Reported PBT 5,409m, +32% YoY

Adjusted PBT 6,335m, +19% YoY

Strong capital position

CET1 capital ratio 13.8%

CET1 leverage ratio 3.7%

Total loss-absorbing capacity 78bn

Strong net profit excl. net DTA write-down[1]

Net profit 1,165m, 4,030m excl. write-down

Net DTA write-down of 2,865m

Adjusted RoTE excl. DTAs 14.1%[1]

Diluted EPS (0.60)

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 38 for details on Basel III numbers and FX rates in this presentation
1 Net impact from US corporate tax rate reduction due to the enactment of the Tax Cuts and Jobs Act (TCJA) in 4Q17; 2 Refer to page 16 of the 4Q17 report for more information

2

Delivered 2.1bn net cost reductions since 2013

3.9bn gross savings offset 1.8bn investments for growth and regulatory costs

3.9
Business divisions
0.7
Non-core and Legacy Portfolio
0.5
Corporate Center
2.8
(2.1bn)
1.8
0.5
Corporate Center permanent regulatory costs
1.3
Corporate Center
Gross savings
Investments and regulatory requirements[1]

Cost reduction examples:

- Business divisions: WM simplification, WMA recruitment strategy, IB delayering
- Corporate Center: Offshoring, tech application simplification, operations automation

Investment examples:

- Permanent regulatory costs incl. MiFID II, Reg YY, CCAR, IFRS 9 and Dodd Frank
- Corporate Center: Technology development and amortization, real estate (business service centers[2], Swiss branch refurbishments, Kowloon and Shanghai offices, WMA branches)

UBS

Numbers in CHFbn unless otherwise indicated. Refer to slide 30 for a reconciliation of cost reductions to the total cost base
1 Excludes certain ring-fenced strategic investments in revenue-generating front office resources; 2 India, Poland, China, Switzerland and US

3

Delivering positive operating leverage

Net profit up 26% excluding net DTA write-down

2% lower operating expenses
3% higher operating income
3,204
747
56
516
492[1]
4,030
2,865
1,165
Net profit 2016
Operating income
Operating expenses excl. litigation
Litigation
Tax and NCI
Net profit 2017 excl. net impact from US corporate tax rate reduction[2]
Net impact from US corporate tax rate reduction[2]
Net profit 2017

UBS

Numbers in CHFm unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Of which +6m due to profits attributed to non-controlling interests; 2 Net DTA write-down due to the enactment of the Tax Cuts and Jobs Act (TCJA) in 4Q17

4

Global Wealth Management – excellent 2017 results

+14%
3.6
4.1
+12%
2.1
2.3
0.9
1.1
+5%
12.2
12.8
76
73
18
19
76%
74%
FY16
FY17

Metric	Comment
Profit before tax bn	Profit growth driven by US, APAC and UHNW
Invested assets Total and UHNW, end of period, trn	33% mandates[1], up 160bps YoY
Recurring revenues bn	Recurring revenues increased on higher invested assets
Net and gross margin bps	Net margin up 1bp
Cost/income ratio	Efficiency improved while investing for growth

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Mandate and managed account penetration

5

Global Wealth Management – geographic footprint

UBS is the only bank with leading positions across all regions

Global[1]

UBS

Asia Pacific[2]

UBS

United States[3]

UBS

Western Europe[4]

UBS

Switzerland[4]

UBS

Emerging markets[4,5]

UBS

UBS

1 Scorpio Partnership Global Private Banking Benchmark 2017, by invested assets; 2 Asian Private Banker FY16 league table, by invested assets; 3 Cerulli U.S. Broker/Dealer Market Place 2017, by invested assets; 4 Euromoney 2017 private banking survey, regional results; 5 Average ranking between Africa, CEE, LatAm and Middle East

Management priorities – Group

Drive profitable growth in Global Wealth Management

Maintain focused leadership and grow profits in Asset Management, Investment Bank and Personal & Corporate

Enhance diversification by capturing superior growth in APAC and the Americas, leverage our EMEA capabilities and reinforce our leadership position in Switzerland

Invest in technology with a focus on superior client experience, product capabilities, efficiency and effectiveness

UBS
7

Management priorities – business divisions

Global Wealth Management	• Unify UHNW to better deliver the firm to clients seeking a more global, sophisticated and institutional offering • Enhance delivery of banking products and services for HNW clients and utilization of global product suite • Leverage technology and digital advice to access attractive core affluent product pools without increasing advisors • Capture market share by providing seamless access to all global booking centers • Deliver front-to-back synergies in the new business division, improving efficiency and effectiveness
Personal & Corporate	• Offer the best client experience as digital leader in Switzerland by focusing on end-to-end digital client journeys and optimized multi-channel distribution • Cross-divisional collaboration supporting our position as the premier Universal Bank in Switzerland • Drive profitable and high-quality growth through existing client relationships as well as expanding the client base
Asset Management	• Further build Passive and Alternative Beta (sustainability, impact investing and investment solutions) • Expand unique B2B platform solutions offering • Build leading onshore asset management platform in China to expand footprint
Investment Bank	• Continue to improve geographic mix, with particular focus on leveraging China and the US • Capitalize on research and execution capabilities post MiFID II • Disciplined resource management to maintain attractive returns as industry evolves

UBS

8

Investing to win in the digital age

Enhancing and differentiating our business while accelerating efficiency and effectiveness

Strategic priorities

Ultimate Client Experience

- Personalized and secure end-to-end client journeys yielding increased satisfaction
- Digital supports personalized service

Superior Product Excellence and Distribution

- Improved products, services and channels
- Automated decision making and product profitability growth
- Electronic trading for best deal execution

Secure Platform and Efficient Processes

- Platform consolidation, improved stability
- Seamless digital end-user experience
- Automated processes and machine learning improving productivity
- Enhanced security and lower cost-to-serve

Key investment areas

GWM	• Enhancing advisor productivity by improving platforms • Enabling premium digital client interaction • Global product suite
P&C	• End-to-end digital client journeys • Multi-channel distribution • Analytics to optimize sales and client service
AM	• Investment analytics and research (e.g., big data, AI) • Digital, modular advisory capabilities for wholesale clients • Data architecture/analytics and platform infrastructure
IB	• Content and distribution • Electronic execution • Platform consolidation
CC	• Automation and artificial intelligence • Data and content management • Infrastructure modernization

Spending >10% of revenues on technology; incremental cumulative costs of ~1bn[1] by end-2020

UBS

Numbers in CHF unless otherwise indicated; refer to slide 38 for details on Basel III numbers and FX rates in this presentation
1 Including capitalization and amortization of investments

9

RWA and LRD outlook

We consider LRD to be our binding capital constraint until the end of 2020

2018-2020
RWA trajectory (illustrative) bn
237
~20[1,2]
~20
~280
LRD trajectory (illustrative) bn
886
~5[2]
~80
~970
31.12.17
Regulatory and accounting related[3]
Business growth ~3% p.a.[4]
Markets and FX
31.12.20

Basel III finalization from 1.1.22

- Based on the Basel III international standards published by the BCBS in December 2017, implementation of finalized Basel III rules are expected to increase RWA by an estimated net ~35bn[6] on 1.1.22 depending on optimization and mitigation actions
- Aggregate output floor unlikely to affect Group RWA until the end of the 2022-2027 phase-in period

~13% CET1 capital ratio, ~3.7% CET1 leverage ratio

~4bn CET1 capital build by end-2020[5]

Expect to update guidance on CET1 ratios when further details on the final implementation of the rules are available

Numbers in CHF unless otherwise indicated; refer to slide 38 for details on Basel III numbers and FX rates in this presentation
1 Expected regulatory RWA increase of ~15bn in FY18, of which ~5bn in 1Q18; 2 Includes IFRS 16 which applies from 1.1.19; 3 Known and quantifiable items; 4 Mostly from GWM banking products and a small amount for the IB and deposit growth in P&C; 5 Expected reduction in fully applied CET1 capital of ~0.3bn from the implementation of IFRS 9 in 1Q18 and ~0.2bn from changes to the Pension Fund of UBS in Switzerland in 2020; 6 Assuming the removal of FINMA multipliers

UBS

10

Our capital returns policy 2018-2020

Attractive and flexible capital returns policy

Target to grow the dividend per share at mid-to-high single digit percent per annum

Return excess capital after dividend accruals, likely in the form of buy-backs, after considering our outlook

UBS

11

CHF 0.65 dividend per share proposed, up 8%

Initiating 3 year buy-back program of up to CHF 2bn, targeting up to CHF 550m in 2018

Ordinary dividend
Special dividend
Share buy-back
0.10
0.15
0.25
0.50
0.25
0.60
0.25
0.60
0.65[1]
0.15[2]
Illustrative
Share buy-back
2011
2012
2013
2014
2015
2016
2017 proposed
2018

Numbers in CHF unless otherwise indicated. Refer to slide 38 for details on Basel III numbers and FX rates in this presentation
1 Subject to shareholder approval, dividends will be paid out of capital contribution reserves for the foreseeable future. Dividends paid out of capital contribution reserves are not subject to the deduction of Swiss withholding tax. For US federal income tax purposes, we expect that dividends will be paid out of current or accumulated profits. Expected key dates for the dividend for FY17: AGM 3.5.18, ex-dividend date 7.5.18, record date 8.5.18, payment date 9.5.18; 2 Implied per share value of CHF 550m divided by 3,721m shares outstanding on 31.12.17; refer to slide 34 for details on the share buy-back program

UBS

12

Performance targets and capital guidance 2018-2020

	Cost/income ratio[1]	Profitability & growth[1]	Capital & resource guidance
Group	<75%	~15% RoTE[2] excl. DTAs	~13% fully applied CET1 capital ratio ~3.7% fully applied CET1 leverage ratio
Global Wealth Management	65-75%	10-15% PBT growth[3] 2-4% NNM growth	
Personal & Corporate Banking	50-60%	1-4% net new business volume (personal banking) 150-165bps net interest margin	
Asset Management	60-70%	~10% PBT growth[3] 3-5% NNM growth excl. money market flows	
Investment Bank	70-80%	>15% RoAE[4]	RWA and LRD ~1/3 of Group[5]

UBS

Refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annual targets; cost/income ratio, PBT growth and return targets are on an adjusted basis; 2 Return on tangible equity; 3 Over the cycle; 4 Return on attributed equity; 5 Including RWA and LRD directly associated with activity that Corporate Center – Group ALM manages centrally on the Investment Bank's behalf; proportion may fluctuate around this level due to factors such as equity market levels and FX rates

13

UBS Group AG results (consolidated)

CHF m, except where indicated	FY16	FY17	4Q16	1Q17	2Q17	3Q17	4Q17
Total operating income	28,320	29,067	7,055	7,532	7,269	7,145	7,122
Total operating expenses	24,230	23,658	6,308	5,842	5,767	5,924	6,125
Profit before tax as reported	**4,090**	**5,409**	**746**	**1,690**	**1,502**	**1,221**	**997**
of which: net restructuring expenses	(1,458)	(1,168)	(372)	(244)	(258)	(285)	(381)
of which: expenses from modification of terms for certain DCCP awards		(25)					(25)
of which: net FX translation gains/(losses)	(122)	(22)	27		(22)		
of which: gains on sale of financial assets available for sale	211	136	88		107		29
of which: gains related to investments in associates	21						
of which: gains/(losses) on sales of subsidiaries and businesses	(23)	153					153
of which: gains on sales of real estate	120						
Adjusted profit before tax	**5,341**	**6,335**	**1,003**	**1,934**	**1,675**	**1,506**	**1,221**
of which: net provisions for litigation, regulatory and similar	(795)	(279)	(264)	(33)	(9)	(197)	(39)
of which: UK bank levy	(123)	(17)	(132)	25	46		(88)
Tax expense/(benefit)	805	4,168	109	375	327	272	3,194
Net profit attributable to non-controlling interests	82	76	1	47	1	2	27
Net profit attributable to shareholders	**3,204**	**1,165**	**636**	**1,269**	**1,174**	**946**	**(2,224)**
Diluted EPS (CHF)	0.84	0.30	0.17	0.33	0.31	0.25	(0.60)
Adjusted return on tangible equity (%)	9.0	4.2	7.3	12.6	11.4	10.2	(17.7)
Adjusted return on tangible equity excl. deferred taxes and DTAs (%)[1]	11.3	14.1	8.2	17.4	15.9	13.3	10.1
Total book value per share (CHF)	14.44	13.79	14.44	14.45	13.92	14.39	13.79
Tangible book value per share (CHF)	12.68	12.07	12.68	12.71	12.25	12.67	12.07

UBS

Refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 16 of the 4Q17 report for more information

14

Global WM

PBT up 18% on positive operating leverage, strong invested asset and loan growth

4% positive operating leverage
m

Operating income +6%
871
31
59
133
(1)
(68)
Costs +2%
1,025
4Q16 PBT
Transaction-based income
Net interest income
Recurring net fee income
Other income / CLE
Costs
4Q17 PBT

Efficiency and net margin

17bps
18bps
77%
75%
4Q16
4Q17
Net margin
Cost/income ratio

Loan growth
bn

+9%
154
16
(2)
168
4Q16
Net new loans
FX and other
4Q17

Invested assets growth
bn

+12%
2,097
44
202
2,343
33% mandates[1] +160bps YoY
4Q16
NNM
Market, FX and other
4Q17

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Mandate and managed account penetration

15

Personal & Corporate Banking

Best fourth quarter PBT since the crisis; highest FY NNBV growth since FY03

Net interest margin
bps
161
154
157
157
159
Profit before tax
m
395
437
379
436
428
Operating income
m
941
958
935
971
986
256
262
272
285
284
540
514
525
522
525
130
139
151
149
155
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Cost/income ratio
58%
55%
58%
55%
57%
Operating expenses
m
546
521
556
534
557
236
248
256
253
280
104
62
78
71
91
206
211
223
210
186
Services (to)/from Corporate Center and other BDs
Personnel
G&A¹ and other²
4Q16
1Q17
2Q17
3Q17
4Q17

- **PBT up 8%,** concluding a strong year despite ongoing headwinds from negative interest rates

- **Transaction-based up 11%,** mainly due to higher fees on FX transactions and credit cards
- **Net interest down 3%** as higher deposit income was more than offset by headwinds from funding and negative rates
- **Recurring net fees up 19%,** mainly due to custody and institutional mandate fees

- **Operating expenses up 2%** as lower personnel expenses were more than offset by higher CC-services allocations
- **CC-Services allocations up 19%,** mainly reflecting higher costs for operations and temporary regulatory costs
- **G&A down 13%** as last year's quarter included 7m litigation provisions

- **NNBV growth[3] 1.0%,** FY17 4.0% highest since FY03
- **Record net new personal client acquisition** in FY17

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 General and administrative expenses; 2 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets; 3 Annualized net new business volume growth for personal banking

16

Asset Management

Very strong net new money; invested assets up 18% YoY

Profit before tax
m
156
123
133
153
116
Operating income
m
499
31
468
450
26
423
479
36
443
494
38
456
469
27
442
Net management fees
Performance fees
Cost/income ratio
69%
73%
72%
69%
75%
Operating expenses
m
344
115
67
163
327
114
53
160
346
105
47
193
340
113
48
179
353
120
65
169
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets
End of period, bn
656
697
703
744
776
4Q16
1Q17
2Q17
3Q17
4Q17

- **Net management fees down 6%,** driven by the sale of fund administration servicing units and a positive effect of fee true-ups in 4Q16
- **Performance fees down 13%,** mainly in our real estate business which more than offset a stronger performance in Active Equities
- **Operating expenses up 3%** on higher personnel expenses and CC-services allocations
- **NNM excluding money markets 10bn,** record FY17 NNM including money markets 59bn
- **Invested assets up 119bn or 18% to 776bn,** the highest level in 9 years

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
17

Investment Bank

Full year PBT stable and RoAE 16% in a challenging environment

Profit before tax
m
344
558
419
352
168
Operating income
m
1,936
2,098
1,919
1,800
1,697
708
718
732
720
643
341
452
293
294
262
891
934
901
784
871
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Cost/income ratio
82%
73%
78%
81%
86%
Operating expenses
m
1,592
1,541
1,500
1,448
1,530
615
608
604
601
654
273
134
129
141
263
702
800
769
705
611
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Return on attributed equity³
18%
24%
18%
15%
7%
4Q16
1Q17
2Q17
3Q17
4Q17

- **PBT** reflected a challenging environment and higher CLE

- **CCS down 9%**, ECM and DCM growth offset by lower Advisory
- **ICS down 8%**
  - **Equities down 2%** on higher cash and derivatives revenues and lower financing services
  - **FRC down 23%** as low volatility and client activity persisted
- **79m credit loss expense** mainly related to a margin loan

- **Personnel expenses down 13%**, due to cost actions
- **G&A down 4%**, mainly due to a lower charge for the annual UK bank levy[1]
- **CC – Services allocations up 6%**, mainly on higher costs for regulatory initiatives

- **FY17 RoAE 16%, FY17 C/I ratio 79%**
- **RWA down 1bn QoQ to 75bn[2]**
- **LRD up 6bn QoQ to 284bn[2]**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Annual UK bank levy was 74m in 4Q17 vs. 85m in 4Q16; 2 Including RWA and LRD held by CC – Group ALM on behalf of the Investment Bank; 3 Annualized; based on our current equity attribution framework from 1Q17 onwards and based on our former equity attribution framework for 4Q16

18

Corporate Center

Profit before tax	4Q16	1Q17	2Q17	3Q17	4Q17
Corporate Center total (m)	(764)	(234)	(269)	(479)	(515)
Corporate Center results by unit (m)					
Services					
Operating income	(59)	(18)	(20)	(70)	(46)
Operating expenses	216	189	117	322	(114)
o/w before allocations	*2,028*	*1,983*	*1,912*	*2,122*	*2,072*
o/w litigation-related expenses[1]	*(2)*	*(4)*	*0*	*247*[2]	*(1)*
o/w net allocations	*(1,812)*	*(1,793)*	*(1,795)*	*(1,800)*	*(1,958)*
Profit before tax	**(275)**	**(207)**	**(137)**	**(392)**	**(159)**
Group Asset and Liability Management					
Operating income	(171)	65	(72)	(49)	(197)
o/w risk management net income after allocations[3]	*(57)*	*42*	*(33)*	*(44)*	*(144)*
o/w accounting asymmetries related to economic hedges[4]	*(40)*	*22*	*(47)*	*8*	*(45)*
o/w hedge accounting ineffectiveness	*(20)*	*(7)*	*14*	*(12)*	*(7)*
o/w other	*(53)*	*8*	*(7)*	*(1)*	*(1)*
Operating expenses	0	2	9	17	16
Profit before tax	**(171)**	**63**	**(81)**	**(66)**	**(213)**
Non-core and Legacy Portfolio					
Operating income	(53)	0	(16)	32	(38)
Operating expenses	264	91	35	53	104
o/w litigation-related expenses[1]	*129*	*1*	*(34)*	*(25)*	*16*
o/w annual UK bank levy	*33*	*(5)*	*(14)*	*0*	*8*
Profit before tax	**(317)**	**(91)**	**(51)**	**(21)**	**(142)**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters; 2 Not allocated to business divisions; 3 Expected to average ~(200)m p.a.; 4 Expected to mean-revert to zero over time

19

Streamlining the Corporate Center

Significant improvement in Corporate Center performance

PBT excl. litigation[1]
Litigation expense[1]
Corporate Center PBT
m
(2,865)
(2,933)
2014
(1,971)
(2,606)
2015
(1,515)
(2,101)
2016
(1,295)
(1,495)
2017

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 38 for details on FX rates in this presentation
1 Net expenses for provisions for litigation, regulatory and similar matters

20

FY17 tax expense

Net profit reflects the enactment of the US Tax Cuts and Jobs Act (TCJA)

5,409
(1,575)
272
(2,865)
(76)
1,165
Profit before tax
Tax expense related to FY17 taxable profits
Ordinary annual DTA revaluation
Net DTA write-down related to TCJA
Non-controlling interests
Net profit

- US federal corporate tax rate reduction from 35% to 21% from 1.1.18 triggered a net 2.9bn DTA write-down in 4Q17, in line with guidance previously given

UBS Numbers in CHFm unless otherwise indicated; refer to slide 38 for details on FX rates in this presentation

21

Capital and leverage ratios (fully applied)

FY17 CET1 capital accretion 2.1bn in addition to dividend accruals

Loss-absorbing capacity
bn
Total loss-absorbing capacity (TLAC)
Gone concern loss-absorbing capacity
Going concern capital
AT1
CET1
69.2
29.3
9.2
30.7
78.5
36.4
9.2
32.8
31.12.16
31.12.17

Capital ratio¹
%
Maximum TLAC requirement²
Minimum TLAC requirement²
Going concern requirement³
CET1 requirement³
31.1%
13.2%
4.1%
13.8%
33.0%
15.3%
3.9%
13.8%
1.1.20 Capital ratio requirements
28.6%
22.9%
14.3%
10.0%
31.12.16
31.12.17
RWA (bn)
223
237

Leverage ratio
%
1.1.20 Leverage ratio requirements
10.0%
8.0%
5.0%
3.5%
7.94%
3.37%
1.05%
3.53%
8.85%
4.11%
1.04%
3.70%
31.12.16
31.12.17
LRD (bn)
870
886

Numbers in CHF unless otherwise indicated; refer to slide 38 for details on Basel III numbers and FX rates in this presentation. Refer to the "Capital management" section of the 4Q17 report and the "Capital management" section of the 2016 Annual Report for more information.
1 As of 31.12.17, our post-stress fully applied CET1 capital ratio exceeded 10%; 2 Gone concern requirement subject to a rebate of up to 2% of LRD based on improved resolvability. For 2017, FINMA has communicated that it has granted approximately one third of the maximum rebate. We aim to operate with a gone concern ratio of below 4% of LRD at 1.1.20; 3 Excludes the effect of countercyclical buffers for capital ratio

UBS

22

Summary

Strong FY17 profits and >2bn CET1 capital accretion in 2017, CHF 0.65 dividend per share, up 8%

Initiating a 3 year share buy-back program of up to CHF 2bn, targeting up to CHF 550m in 2018

Attractive and flexible capital returns policy

Strategically investing in technology

UBS Numbers in CHF unless otherwise indicated; refer to slide 38 for details on Basel III numbers and FX rates in this presentation 23

Global Wealth Management

Strong PBT growth on 4% operating leverage

Net margin
bps
17
20
19
19
18
Profit before tax
m
871
1,050
1,013
1,041
1,025
Operating income
m
3,847
3,979
3,959
3,967
4,068
689
874
796
709
720
996
968
986
1,015
1,055
2,150
2,128
2,164
2,221
2,283
82%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Cost/income ratio
77%
74%
74%
74%
75%
Operating expenses
m
2,976
2,929
2,946
2,926
3,044
799
775
780
780
854
403
276
300
290
303
1,774
1,876
1,866
1,857
1,888
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets and loans
End of period, bn
2,097
2,166
2,149
2,251
2,343
154
156
158
162
168
Invested assets
Loans
4Q16
1Q17
2Q17
3Q17
4Q17

- **PBT up 18%** as operating income increased by 6% and expenses increased by 2%

- **Operating income up 6%** on higher recurring net fee income and higher net interest income
- **33% mandate- and managed account penetration,** up 160bps YoY

- **G&A down 25%** on lower litigation provisions[1] and a lower charge for the annual UK bank levy[2]
- **Personnel costs up 6%,** reflecting strong top-line performance over the year

- **NNM 14bn,** FY17 NNM 44bn

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters; 2 Annual UK bank levy was 5m in 4Q17 vs. 9m in 4Q16

25

Global WM – regional performance

	Americas[1]	Asia Pacific	Switzerland	Europe	Emerging markets
	6,822 advisors	1,037 advisors	743 advisors	1,265 advisors	651 advisors
Invested assets 31.12.17, bn	1,195 (51%)	373 (16%)	204 (9%)	402 (17%)	166 (7%)
Profit contribution FY[2]	33%	21%	16%	16%	14%

		4Q16	1Q17	2Q17	3Q17	4Q17
Net margin bps	Americas[1]	13	11	11	12	**13**
	Asia Pacific	20	35	27	26	**19**
	Switzerland	37	36	36	36	**34**
	Europe	10	19	18	17	**17**
	Emerging markets	33	38	38	41	**32**
Invested asset growth[3] Annualized quarterly growth rate[4]	Americas[1]	2%	15%	6%	11%	**12%**
	Asia Pacific	8%	26%	10%	33%	**33%**
	Switzerland	2%	13%	13%	17%	**8%**
	Europe	1%	20%	1%	17%	**16%**
	Emerging markets	3%	8%	5%	14%	**0%**
Net new money bn	Americas[1]	(1.3)	1.9	(6.2)	(2.2)	**(0.4)**
	Asia Pacific	0.1	5.8	9.6	2.8	**10.1**
	Switzerland	0.8	0.7	1.6	2.3	**1.1**
	Europe	(0.7)	10.5	0.6	0.4	**5.9**
	Emerging markets	(4.5)	2.1	1.9	(0.5)	**(2.7)**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents WMA; WM's Latin America business is included in emerging markets; 2 Percentage of WM and WMA combined; 3 In USD for Americas;
4 Excluding one-off acquisitions and disposals >1bn

26

Wealth Management

Solid end to a very strong year; 8% operating leverage

Net margin
bps
21
29
27
26
23
Profit before tax
m
573[1]
511
727
691
701
640
Operating income
m
1,782
314
588
874
1,929
479
559
885
1,882
416
568
890
1,915
373
598
926
1,899
343
619
933
82%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Cost/income ratio
71%
62%
63%
63%
66%
Operating expenses
m
1,270
518
225
528
1,202
486
121
595
1,191
495
112
584
1,214
491
142
581
1,260
548
155
558
Services (to)/from Corporate Center and other BDs
Personnel
G&A[2] and other
Invested assets and loans
End of period, bn
977
102
1,023
104
1,039
107
1,100
111
1,148
115
Invested assets
Loans
4Q16
1Q17
2Q17
3Q17
4Q17

- **PBT up 25%**, driven by strong revenue momentum and lower litigation expenses

- **Operating income up 7%**, with strong progress across recurring net fee income, up 7%, and net interest income, up 5%, supported by 9% higher transaction-based income in a supportive environment
- **29% mandate penetration, up 200bps YoY,** following 35bn mandate sales in FY17

- **Operating expenses down 1%** as a result of lower litigation expense and a lower annual UK bank levy charge[2]
- **CC-Services allocations up 6%** due to higher risk allocations and regulatory costs

- **Invested assets up 18%**
- **Net new money 14bn,** including a small number of large inflows; 6bn cross-border outflows
- **Loans up 13%** with positive contributions from all regions

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Profit before tax excluding net expenses for provisions for litigation, regulatory and similar matters of 62m in 4Q16; 2 Annual UK bank levy was 5m in 4Q17 vs. 9m in 4Q16

27

Wealth Management Americas (USD)

Record quarter to end a record year

Net margin
bps
13
12
11
12
13
Profit before tax
m
358
324
330
351
390
Operating income
m
2,049
2,053
2,132
2,126
2,200
372
396
390
348
383
405
410
429
432[1]
442
1,267
1,244
1,308
1,341
1,370
82%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Cost/income ratio
83%
84%
84%
83%
82%
Operating expenses
m
1,692
1,729
1,802
1,775
1,810
280
290
293
298
310
177
155
193
153
150
1,236
1,284
1,316
1,324
1,350
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets and loans
End of period, bn
1,100
1,141
1,157
1,189
1,225
52
52
53
53
54
Invested assets
Loans
4Q16
1Q17
2Q17
3Q17
4Q17

- **PBT up 9%** on record revenues
- **Operating income up 7%**, driven by recurring revenue lines
- **37% managed account penetration, up 170bps YoY**
- **Operating expenses up 7%** as we continue to invest for growth
- **Invested assets up 11%**[2]
- **Net new money (0.5)bn** as strong same store[3] NNM was offset by higher attrition
- **Loans up 5%**

UBS

Numbers in USD and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 3Q17 net interest income included a one-off 15m credit related to 1H17 internal funding costs; 2 (14)bn restatement to prior periods invested assets due to a reclassification of certain assets; the impact on net new money of this restatement was immaterial; 3 Financial Advisors employed by UBS for >1 year

28

Net tax expense and deferred tax assets (DTAs)

Net tax expense

m

	4Q17	FY17
Net deferred tax expense/(benefit) with respect to net additional DTAs	**(98)**	**(272)**
of which: US	(115)	(339)
of which: other	17	67
Net deferred tax expense/(benefit) with respect to US tax reform	**2,865**	**2,865**
of which: US tax-loss DTAs	3,466	3,466
of which: CH temporary difference DTAs	(601)	(601)
Other net tax expense in respect of 2017 taxable profits	**427**	**1,575**
of which: current tax expenses	207	875
of which: deferred tax expenses[4]	220	700
Net tax expense/(benefit)	**3,194**	**4,168**

Tax loss DTAs[1,2]

bn, 31.12.17

	US	UK	CH	Other	Total
Recognized	5.6	0.0	0.0	0.1	**5.7**
Unrecognized	7.9	2.3	0.0	1.2	**11.2**
Total	**13.5**	**2.3**	**0.0**	**1.3**	**16.9**

5.7
11.1

- 7-year DTA measurement period unchanged; profit forecasts based on 3-year strategic plan[3]
- US DTAs are not currently amortized given the remaining life and level of unrecognized US tax losses; i.e., recognized US DTAs are effectively replenished as taxable profits arise
- For 2018, we currently forecast a full-year tax rate of approximately 25%, excluding the effects from any re-measurement of DTAs

- US federal corporate tax rate reduction from 35% to 21% from 1.1.18 triggered a net 2.9bn DTA write-down in 4Q17, in line with guidance previously given
- Net DTA write-down impact on fully applied CET1 capital is negligible; no impact on our ability to return capital to shareholders
- Up to 60m impact of the Base Erosion and Anti-abuse Tax (BEAT) on our US tax liability in 2018; considering options to mitigate its effects, and pending guidance on key aspects of the new tax law
- The enactment of the TCJA may lead us to review our approach to periodically re-measure our US DTAs and the timing for recognizing deferred tax in our income statement

UBS

Numbers in CHF unless otherwise indicated
1 As of 31.12.17, net DTAs recognized on UBS's balance sheet were 9.8bn, of which tax loss DTAs were 5.7bn and DTAs for temporary differences were 4.1bn; 2 Unrecognized tax losses have a remaining life of at least 11 years in the US and an indefinite life in the UK; 3 Assumes moderate profit growth for years 4-7; 4 Mainly represent the amortization of prior-year Swiss tax loss and temporary difference DTAs

29

Net cost reduction

Cost base and net cost reductions

bn

0.9bn[1]
1
10.3
0.2
1.5
8.6
9.1
0.7
0.6
7.8
FY13
FY15
CC in scope
1.2bn
23.9
0.7
1.1
5.8
16.3
(0.2)
(2.1)
0.8
0.2
2
22.5
0.9
0.3
6.3
15.0
0.1
3
(0.1)
15.0
FY15
FX
Gross savings
Increased business demand
Increased permanent regulatory demand in Corporate Center
FY17
FX
Incremental net cost reductions to exit rate
Dec-17 annualized exit rate
CC and BDs in scope
Litigation provisions
Temporary regulatory costs
Out of scope costs (mainly BD variable compensation)
Cost base for net cost reduction program (CC and BDs within scope)[2,3,4]
Cost base for net cost reduction program (CC within scope)[2,4]
1 + 2 + 3 = CHF 2.1bn net cost reductions based on December 2017 annualized exit rate

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

1 Excl. the impact of FX movements, which were a 0.1bn headwind FY13-FY15; 2 Sum of CC – Services adjusted operating expenses (opex) before allocations to business divisions (BDs), CC – NCL adjusted opex and CC – Group ALM opex, excl. expenses for provisions for litigation, regulatory and similar matters and temporary regulatory program costs; 3 Further includes sum of BD adjusted opex before allocations excl. expenses for provisions for litigation and other items not representative of underlying net cost reduction performance, mainly related to variable compensation expenses. As of 1.1.17, certain strategic investments in revenue-generating front office resources are excluded and, for WMA specifically, recruitment loans to financial advisors that are not subject to performance thresholds are included in the framework; 4 Permanent regulatory costs of ~0.2bn in FY13, ~0.5bn in FY15 and ~0.7bn in FY17; business demand of ~0.5bn in FY15 increasing to ~1.3bn in FY17

UBS

30

Swiss SRB leverage ratio requirements

UBS leverage ratio balance[1]

TLAC-eligible senior unsecured debt[2]
Tier 2 grandfathered
AT1[4] including grandfathered
CET1
LRD bn
Tier 2[3]
Low-trigger Tier 1[5]
High-trigger Tier 1
2.09%
3.15%
1.27%
0.96%
0.27%
0.78%
0.27%
0.77%
3.53%
3.70%
5.7%
31.12.16
31.12.17
870
886

Requirements

4.0%
1.2%
1.8%
2.9%
2.0%
3.0%
3.5%
5.0%
1.1.18
1.1.20

Meeting 1.1.20 requirements

TLAC-eligible debt

- 3.15% (27.9bn) existing UBS Group AG TLAC bonds[2]
- 14.6bn long-term debt maturing before 1.1.20 not counted in total loss absorbing capacity[6] which may be replaced upon maturity with UBS Group AG issuance of TLAC-eligible bonds
- 5% gone concern requirement subject to a rebate of up to 2% of LRD based on improved resolvability
- For 2017, FINMA has communicated that it has granted approximately one third of the maximum rebate
- The aim is to operate with a gone concern ratio below 4% of LRD at 1.1.20

AT1 capital[4]

- 1.04% (9.2bn) comprising 6.9bn existing high-trigger AT1, of which 1.7bn employee deferred contingent capital plan (DCCP), and 2.4bn grandfathered low-trigger AT1[5]
- 2.00% (17.7bn) when including grandfathered T2[3] which may be replaced with UBS Group AG issuance of high-trigger AT1

CET1 capital

- 3.70% (32.8bn) fully applied CET1 ratio
- Incremental ~4bn CET1 capital via earnings accretion over 2018-2020

Numbers in CHF unless otherwise indicated; refer to slide 38 for details on Basel III numbers and FX rates in this presentation
1 Based on fully applied Swiss SRB LRD and fully applied CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Also includes non-Basel III-compliant tier 2 capital which qualifies as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility; 3 Tier 2 instruments can be counted towards going concern capital up to the earliest of their maturity or first call date or 31.12.19. From 1.1.20, these instruments are eligible to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. As of 31.12.17, 6.8bn of low-trigger T2 has a first call and maturity date after 31.12.19; 4 Going concern requirement can be met with a minimum of 3.5% CET1 capital and a maximum of 1.5% high-trigger AT1 capital. Any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based ratio; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date, even if the first call date is after 31.12.19; 6 Debt held at amortized cost, excluding any capital instruments

UBS

31

Net interest income

Continued upward trajectory for NII based on implied forwards

Incremental NII based on 31.12.17 implied forwards[1]

bn, assuming static balance sheet, constant FX rates and no management action

2018
vs. 2017
net ~0.3
2019
vs. 2017
net ~0.5
2020
vs. 2017
net ~0.7
~0.2
~0.2
<0.1
<(0.1)
~0.3
~0.2
<0.1
~(0.1)
~0.4
~0.3
<0.1
~(0.1)
WM WMA P&C Other³
WM WMA P&C Other³
WM WMA P&C Other³

- Includes funding cost impact
- A +100bps parallel shift in interest rates, incremental to the implied forwards, would lead to an estimated combined annual increase in NII of ~0.7bn in WM, WMA and P&C

LIBOR and EURIBOR implied forwards[2]

As of 31.12.17, %

2.5
2.0
1.5
1.0
0.5
0.0
(0.5)
(1.0)
Spot 3m 6m 9m 1y 2y 3y
3m USD
6m GBP
6m EUR
6m CHF

5-year implied forwards[2]

Swap rate, as of 31.12.17, %

2.5
2.0
1.5
1.0
0.5
0.0
(0.5)
Spot 3m 6m 9m 1y 2y 3y
USD vs. 3m
GBP vs. 6m
EUR vs. 6m
CHF vs. 6m

UBS

Numbers in CHF unless otherwise indicated. Refer to page 13 of the 4Q17 report for more information on our interest rate sensitivity
1 Including NII generated from invested equity, which is managed centrally by CC – Group ALM and is allocated to the business divisions; 2 End of period; 3 Represents invested equity after allocations to WM, WMA and P&C, and is mostly booked in CC – Services

32

Earnings – illustration of FX translation impact

Illustrative foreign currency translation impact on consensus Group PBT

Group indicative currency distribution

as % of total for 2018[1]

Operating income

Other
EUR
USD
CHF
23%
19%
37%
20%
100%
4%
2%
94%
15%
12%
36%
37%
22%
12%
60%
5%
13%
9%
57%
21%
WM
WMA
P&C
AM
IB
Group

Operating expenses

Other
EUR
USD
CHF
30%
8%
55%
3%
92%
5%
7%
1%
86%
21%
4%
32%
42%
51%
2%
30%
17%
25%
3%
42%
30%
WM
WMA
P&C
AM
IB
Group

FX translation impact vs. FY18 consensus PBT of 7.5 billion[2,3,4]

CHFbn, adjusted excluding litigation, change relative to consensus dated 11.1.18

EUR/CHF
1.27
1.17
1.07
CHF strengthening
USD/CHF
1.08
0.98
0.88
CHF strengthening
ILLUSTRATIVE
+2.4
+1.6
+0.8
8.2
+10%
+2.1
+1.6
+0.6
8.0
+8%
+1.9
+1.5
+0.4
7.8
+5%
+0.3
+0.1
+0.2
7.6
+3%
0.0
0.0
0.0
7.5
0%
(0.3)
(0.1)
(0.2)
7.3
(3%)
(1.9)
(1.5)
(0.4)
7.1
(5%)
(2.1)
(1.6)
(0.6)
6.9
(8%)
(2.4)
(1.6)
(0.8)
6.7
(10%)
Operating income impact
Operating expenses impact
Profit before tax impact
FY18 adjusted PBT in scenario (CHF billion)
% change relative to consensus FY18

UBS

1 Currency distribution based on EUR/CHF 1.17 and USD/CHF 0.98, for scenario analysis other currencies assumed to change in-line with USD/CHF; 2 Illustrative FX translation effect only, i.e., excludes impact of e.g., changes in interest rates, invested assets market performance and mitigation actions; 3 Average FX rates in the period 08.1.18 to 11.1.18 (consensus collection period) was EUR/CHF ~1.17 and USD/CHF ~0.98; 4 Based on consensus collected from 25 sell-side analysts on 11.1.18

33

Share buy-back program

Value	• Up to a maximum of CHF 2bn purchase value of UBS Group AG ordinary shares with up to CHF 550m in 2018[1]
Timing	• We will publish a formal announcement and commence the buy-back program following approval by the Swiss Takeover Board • Commencement is expected around March 2018 for a duration of three years • The Board of Directors has approved the program. Any future capital reduction via cancellation of shares purchased would require shareholder approval at an Annual General Meeting and regulatory approval
Structure	• Repurchases of UBS Group AG shares will be carried out on a second trading line on the SIX Swiss Exchange with UBS Group AG as the exclusive buyer • UBS Investment Bank will conduct the program
Other	• Shareholders wishing to sell UBS Group AG shares may do so via the ordinary trading line or for the purpose of subsequent capital reduction on the second line • Shares sold via the second trading line are subject to Swiss withholding tax of 35%[2] which can be reclaimed if certain conditions are met in full or in part by Swiss investors based on the Swiss Federal Withholding Tax Act and by non-Swiss investors based on a double taxation treaty between Switzerland and the country of residence of the investor (if applicable)[3]

UBS

1 A full media release will be published at the publication date of the buy-back notice; 2 This is because with respect to Swiss Federal Withholding Tax, a buy-back for cancellation purposes is treated as a partial liquidation of the company engaged in the buy-back. Hence, Swiss withholding tax will be applied to the difference between the repurchase price of the UBS Group AG share and its nominal value of 0.10; 3 All shareholders must seek their own tax advice before participating in the program

34

Regional performance – 4Q17

bn		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		4Q16	4Q17	4Q16	4Q17	4Q16	4Q17	4Q16	4Q17	4Q16	4Q17	4Q16	4Q17
Operating income	WM	0.1	0.1	0.5	0.5	0.8	0.9	0.4	0.4	(0.0)	0.0	1.8	1.9
	WMA	2.1	2.2	-	-	-	-	-	-	-	-	2.1	2.2
	P&C	-	-	-	-	-	-	0.9	1.0	-	-	0.9	1.0
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	(0.0)	(0.0)	0.5	0.5
	IB	0.7	0.7	0.5	0.5	0.6	0.4	0.2	0.1	(0.0)	(0.0)	1.9	1.7
	CC	-	-	-	-	-	-	-	-	(0.3)	(0.3)	(0.3)	(0.3)
	Group	**3.0**	**3.0**	**1.0**	**1.2**	**1.6**	**1.4**	**1.7**	**1.7**	**(0.3)**	**(0.3)**	**6.9**	**6.9**
Operating expenses	WM	0.1	0.1	0.3	0.3	0.6	0.6	0.2	0.2	0.0	0.0	1.3	1.3
	WMA	1.7	1.8	-	-	-	-	-	-	-	-	1.7	1.8
	P&C	-	-	-	-	-	-	0.5	0.6	-	-	0.5	0.6
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.4
	IB	0.5	0.5	0.4	0.4	0.6	0.5	0.1	0.1	(0.0)	0.1	1.6	1.5
	CC	-	-	-	-	-	-	-	-	0.5	0.2	0.5	0.2
	Group	**2.4**	**2.4**	**0.8**	**0.8**	**1.3**	**1.2**	**1.0**	**1.0**	**0.5**	**0.3**	**5.9**	**5.7**
Profit before tax	WM	0.0	0.0	0.1	0.2	0.2	0.3	0.2	0.2	(0.0)	(0.0)	0.5	0.6
	WMA	0.4	0.4	-	-	-	-	-	-	-	-	0.4	0.4
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	(0.0)	(0.0)	0.2	0.1
	IB	0.2	0.2	0.1	0.2	0.1	(0.2)	0.0	0.0	0.0	(0.1)	0.3	0.2
	CC	-	-	-	-	-	-	-	-	(0.8)	(0.5)	(0.8)	(0.5)
	Group	**0.6**	**0.6**	**0.2**	**0.4**	**0.3**	**0.2**	**0.6**	**0.7**	**(0.8)**	**(0.6)**	**1.0**	**1.2**

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

35

Regional performance – FY17

bn

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017
Operating income	WM	0.4	0.3	2.0	2.2	3.4	3.5	1.5	1.6	(0.0)	0.0	7.3	7.6
	WMA	7.8	8.3	-	-	-	-	-	-	-	-	7.8	8.3
	P&C	-	-	-	-	-	-	3.9	3.8	-	-	3.9	3.8
	AM	0.5	0.5	0.4	0.4	0.4	0.4	0.7	0.7	(0.0)	(0.1)	1.9	1.9
	IB	2.8	2.8	1.9	2.0	2.3	2.1	0.8	0.7	(0.1)	(0.1)	7.6	7.5
	CC	-	-	-	-	-	-	-	-	(0.4)	(0.4)	(0.4)	(0.4)
	Group	**11.4**	**11.9**	**4.2**	**4.7**	**6.1**	**5.9**	**6.8**	**6.9**	**(0.5)**	**(0.6)**	**28.1**	**28.8**
Operating expenses	WM	0.3	0.3	1.3	1.4	2.4	2.3	0.8	0.9	0.0	0.0	4.9	4.9
	WMA	6.5	7.0	-	-	-	-	-	-	-	-	6.5	7.0
	P&C	-	-	-	-	-	-	2.1	2.2	-	-	2.1	2.2
	AM	0.4	0.4	0.3	0.3	0.3	0.3	0.4	0.4	0.0	0.0	1.4	1.4
	IB	2.0	2.1	1.6	1.5	2.0	1.9	0.5	0.5	0.0	0.0	6.1	6.0
	CC	-	-	-	-	-	-	-	-	1.7	1.1	1.7	1.1
	Group	**9.2**	**9.7**	**3.1**	**3.1**	**4.7**	**4.5**	**3.9**	**4.0**	**1.8**	**1.1**	**22.8**	**22.5**
Profit before tax	WM	0.1	0.1	0.7	0.9	1.0	1.2	0.7	0.7	(0.0)	(0.0)	2.4	2.8
	WMA	1.2	1.4	-	-	-	-	-	-	-	-	1.2	1.4
	P&C	-	-	-	-	-	-	1.8	1.7	-	-	1.8	1.7
	AM	0.2	0.1	0.1	0.1	0.1	0.1	0.2	0.2	(0.1)	(0.1)	0.6	0.5
	IB	0.8	0.7	0.3	0.5	0.3	0.1	0.2	0.2	(0.1)	(0.1)	1.5	1.5
	CC	-	-	-	-	-	-	-	-	(2.1)	(1.5)	(2.1)	(1.5)
	Group	**2.3**	**2.2**	**1.1**	**1.5**	**1.4**	**1.4**	**2.9**	**2.9**	**(2.3)**	**(1.7)**	**5.3**	**6.3**

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 38 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

36

Adjusted results

Adjusting items		FY16	FY17	4Q16	1Q17	2Q17	3Q17	4Q17
m								
Operating income as reported (Group)		**28,320**	**29,067**	**7,055**	**7,532**	**7,269**	**7,145**	**7,122**
of which:								
Gains on sale of financial assets available for sale	WM	21						
	WMA	10		10				
	P&C	102						
	IB	78	136	78		107		29
Gains/(losses) on sales of subsidiaries and businesses	WM	(23)						
	AM		153					153
Gains related to investments in associates	P&C	21						
Net FX translation gains/(losses)	CC - Group ALM	(122)	(22)	27		(22)		
Gains on sales of real estate	CC - Services	120						
Operating income adjusted (Group)		**28,113**	**28,800**	**6,940**	**7,532**	**7,184**	**7,145**	**6,940**
Operating expenses as reported (Group)		**24,230**	**23,658**	**6,308**	**5,842**	**5,767**	**5,924**	**6,125**
of which:								
Net restructuring expenses	WM	447	463	143	88	109	114	152
	WMA	139	113	31	22	25	24	42
	P&C	117	103	21	19	23	25	36
	AM	100	100	12	20	23	26	31
	IB	577	359	116	78	75	83	123
	CC - Services	57	19	40	15		9	(4)
	CC - Group ALM		4			1	1	1
	CC - NCL[1]	21	6	8	2	2	1	1
	Group	1,458	1,168	372	244	258	285	381
Expenses from modification of of terms for certain DCCP awards	IB		25					25
Operating expenses adjusted (Group)		**22,772**	**22,465**	**5,936**	**5,598**	**5,509**	**5,639**	**5,719**
Operating profit/(loss) before tax as reported		**4,090**	**5,409**	**746**	**1,690**	**1,502**	**1,221**	**997**
Operating profit/(loss) before tax adjusted		**5,341**	**6,335**	**1,003**	**1,934**	**1,675**	**1,506**	**1,221**

UBS

Numbers in CHF unless otherwise indicated
1 Non-core and Legacy Portfolio

37

Important information related to this presentation

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB framework that became effective on 1 July 2016, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. Refer to the "Capital management" section in the 4Q17 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

UBS

38

Fourth quarter 2017  results

22 January 2018

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Sergio P.  Ermotti

Slide 2 – 2017 reported PBT up 32% to 5.4 billion

Thank you Caroline and good morning everyone.

2017 was an excellent year for us. We delivered stronger financial results and met our net cost reduction target. Greater regulatory clarity means we can open a new chapter for UBS, allowing us to sharpen our focus on growth across our businesses, make further investments in technology and deliver attractive returns to our shareholders.

Our reported profit before tax rose 32% to 5.4 billion francs as we expanded our wealth and asset management businesses, which attracted over 100 billion in net new money, and added over 360 billion to invested assets.

Personal and Corporate Banking delivered good results despite the favorable interest rate environment. Net new business volume growth was the highest since 2003 and net new client acquisition was a record, underlining our very strong momentum especially with younger clients via our online and mobile banking solutions.

The Investment Bank once again achieved an adjusted return on attributed equity above its 15% target for the full year, as a strong year for CCS offset the pressure from low volatility in ICS.

In Corporate Center losses were lower as we reduced NCL and litigation expenses.

As you know, our capital position is very strong, with total loss absorbing capacity of almost 80 billion.

Slide 3 – Delivered 2.1bn net cost reductions since 2013

We're also turning a page on our successful efficiency program that delivered 2.1 billion in net savings. Gross savings were 3.9 billion, and were partly offset by higher spend to grow our businesses and comply with new regulation.

Slide 4 – Delivering positive operating leverage

Increasing revenues and delivering on costs allowed us to improve our Group adjusted cost/income ratio by 3 percentage points to 78%.

Lower operating expenses and reduced litigation costs contributed to over 570 million to PBT. We made further progress in resolving legacy items. We are confident that the remaining matters are manageable, but they’re likely to take some time to resolve.

Excluding the effects of the US tax law changes announced in December, net profit was more than 4 billion, up 24%. And our adjusted return on tangible equity excluding deferred tax assets increased to 14%.

Like many of our peers, the new tax law resulted in a write-down of our DTAs, but this had no impact on our fully applied CET1 capital and doesn't affect our ability to return capital. This is in line with guidance provided throughout 2017.

Slide 5 – Global Wealth Management – excellent 2017 results

Global Wealth Management had an excellent year, with profit before tax up 14% to 4.1 billion. Revenues rose in all lines and the cost/income ratio was down. Invested assets increased 12%, to more than 2.3 trillion, including 1 trillion from Ultra High Net Worth clients. We had record performances in APAC, the Americas and UHNW, with PBT up almost 30% in Asia, and 12% in the other businesses. We believe these areas will continue to drive superior growth. But wealth management is more than just these three areas….

Slide 6 – Global Wealth Management – geographic footprint

UBS is the only truly global wealth manager, with leading and diversified positions across the globe, operating both on and offshore in each region.

Slide 7– Management priorities - Group

Today, we also want to look ahead at our priorities for the next three years. And what's clear is that disciplined execution remains our number one priority, and our strategy is unchanged.

Global Wealth Management remains at the heart of our bank, and I will come back to its priorities later.

But UBS isn’t just about wealth management, it's also about Asset Management, the Investment Bank and Personal and Corporate, as all three are successful businesses in their own right.

Together, they make a significant contribution to earnings, diversify revenues and generate high-quality returns.

Without them, Global Wealth Management would not be what it is today, nor could it deliver on its aspirations.

From a geographic standpoint, we have a clear ambition to grow in the Americas and to reinforce leadership in our home market in Switzerland. In EMEA, we want to leverage our capabilities to grow our share in a market that is more and more likely to consolidate. In all cases, continued cross-divisional collaboration creates a unique opportunity for growth.

As you know, we are big believers in the Asia-Pacific opportunity, especially China. The number of billionaires in China has exceeded the US for the first time, and the middle classes are growing even faster. UBS's competitive position here is strong and we are best placed to capture opportunities in the region across our businesses.

We will also invest more in technology to drive growth, better serve our clients and improve efficiency and effectiveness.

Slide 8 – Management priorities - business divisions

Two years ago, we began to more closely align Wealth Management and Wealth Management Americas. We have already made good progress converging our Chief Investment Office, Ultra High Net Worth and Family Office into more global organizations. So, our decision to combine Wealth Management and Wealth Management Americas is the natural next step.

There has never been a greater need, or opportunity, to provide our clients with global, fully diversified products and services and a true multi-shore offering. Shared best practice, greater synergies in investments and technology, as well as new products and business lines will benefit our clients and our shareholders. We can also more effectively leverage the purchasing power of 2.3 trillion of invested assets.

That said, and this is very important, our distinct client service and local advisor models will be maintained.

In the new division we will integrate control functions and operate with single finance, risk and legal organizations and middle-and back-office functions will be more closely aligned and integrated.

On the business side, as an example, we will integrate our existing LatAm offshore and onshore operations in the Americas region, which means our clients will benefit from a more seamless multi-shore booking model.

In Global Wealth Management, our priorities are already familiar to you as they are not new. Increasing mandate, loan and banking product penetration remains important.

We will continue to collaborate across divisions to bring the best of the bank, in particular, to our family office and ultra-high net worth clients.

We will also look at ways to further enhance our offering to high net worth clients and by using technology to access core affluent wealth pools.

And lastly, to complement our existing portfolio, we will likely make small acquisitions to build our presence in attractive locations and segments.

Moving on to Personal and Corporate, here we continue to aim for sustainable growth, by developing existing clients and winning new ones supporting this through investments in our already leading digital capabilities.

In Asset Management, we will expand our offering of passive and alternative products, and continue to invest in unique B2B and 3rd party platform solutions.

In the Investment Bank, we remain focused on growth in China and the US, and will take advantage of our top-ranked global equity research  and our leading execution capabilities. Both are critical to succeed in a MiFID II world. And of course the IB will remain disciplined in managing its resources.

Slide 9 – Investing to win in the digital age

As I’ve said in the past, as much as the last 10 years were driven by regulatory change, I believe the next decade will be shaped by technology. Our focus is on enhancing the client experience, driving product excellence and distribution, and creating a more efficient and effective operating model.

Last year we spent 3.2 billion on both strategic initiatives and run-the-bank IT programs. Our investments will add to a total of around 1 billion to our IT costs over the next three years, with a growing proportion related to strategic initiatives rather than regulatory projects.

Technology is a means to achieve our efficiency objectives and it’s not credible to expect our IT spend to go down. Therefore these expenses will remain slightly above 10% of our revenues in the near future.

Slide 10 – RWA and LRD outlook

Capital strength has always been a key pillar of our strategy. Since 2012 we have increased our loss-absorbing capacity by around 50 billion to around 80 billion, while improving the bank's resilience and risk profile.

While we still await further details on the implementation of the final Basel III rules, the December announcement gave us greater clarity on our medium-term capital needs. We estimate that risk-weighted assets could rise by around 40 billion through 2020, but we will  consider a CET1 leverage ratio of around 3.7% to be our binding constraint over the period. As a result, we intend to build approximately 4 billion in CET1 capital over the next 3 years.

After that, our current best estimate of the impact from the finalized standards is an incremental 35 billion of Risk Weighted Assets from January 2022, although ultimately it will depend on mitigating actions and the interpretation of the standards by our regulator. Once the final rules are known of course, we will provide an update on our CET1 ratio guidance.

Slide 11 – Our capital returns policy 2018-2020

This welcome regulatory clarity also means that we can update our capital returns policy. Our aim is to further increase returns to shareholders while building on our strong capital position.

Going forward, our priority is to pay an ordinary dividend, growing at mid-to-high single digit percentage per annum while considering supplementary returns, most likely in the form of buybacks.

At the same time, as I said, we want to operate with a CET1 leverage ratio of around 3.7%. This means that we can potentially return almost all of our earnings after considering the 4 billion capital build-up I mentioned before, subject to regulatory approval.

When facing adverse market conditions or idiosyncratic events, we could reduce or pause the buyback, while at a minimum defending the prior year dividend.

Slide 12 – 0.65 dividend per share proposed, up 8%

Following our strong 2017 performance and in line with our new capital returns policy, we are proposing an increase of our ordinary dividend of 8% to 65 Rappen per share, which will be paid out of capital contribution reserves. We are also launching a 3-year buyback program of up to 2 billion francs, including up to 550 million francs this year.

Slide 13 – Performance targets and capital guidance 2018-2020

Alongside our integration and investment measures, we are setting new targets for the next three years. The Group will target an adjusted return on equity of around 15% excluding DTAs, which at around 20% remain a material part of our tangible equity.

Taking into account our planned increases in technology spend and the permanent nature of much of the regulatory costs we have incurred in the past few years, we are targeting a Group cost / income ratio of below 75%. Our business divisions are aiming to generate positive operating leverage, resulting in a progressive improvement in their cost / income ratios, contributing to our overall efficiency.

In addition to the existing 10-15% adjusted PBT growth target for Global Wealth Management, we are setting a 65-75% cost / income ratio target range and a 2-4% net new money growth target.

For Asset Management we are targeting around 10% growth in PBT per annum.

The Investment Bank will continue to target an adjusted return on attributed equity of at least 15% and operate at around one third of the Group’s LRD and Risk Weighted Assets. This is consistent with our existing guidance.

As we enter this new chapter, one thing will stay the same and that's our focus on executing our plans with discipline. In addition, and this is very important, we will focus on investments to drive growth, efficiency and higher returns.

Over the last few years we have demonstrated our ability to master challenges while capturing opportunities and I’m confident we will continue on the right path to secure the bank’s future success.

With this thought I'll hand over to Kirt, who will take you through the 4Q results.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 14 – UBS Group AG results (consolidated)

For the fourth quarter, our results were adjusted for net restructuring expenses of 381 million francs, 153 million gains on sales, 29 million AFS gains, and 25 million in expenses related to the modification of terms of certain compensation awards.

Over the next several quarters, we expect to see a gradual convergence of our reported and adjusted results, as our restructuring declines to around half a billion in 2018 and under 200 million in 2019.

Just a note upfront on today’s results, which are now a week earlier than any other major European bank, reflecting streamlining and improving our closing and reporting processes, which gives us an extra month a year to focus on other value-added activities.

My comments compare year-on-year quarters and reference adjusted results unless otherwise stated.

Slide 15 – Global WM

Global Wealth Management delivered strong fourth quarter PBT, up 18% on positive operating leverage.  In fact, all four quarters this year have come in above a billion in profits.  Fourth quarter net margin increased by one basis point from the prior year.

Operating income rose 6%, with all revenue lines up in both Wealth Management and Wealth Management Americas, and also improvements in all regions.

Recurring net fee income increased by 6% on higher invested assets and increased mandate penetration.

Net interest income improved, on higher US dollar rates and 9% higher loan balances.  In Wealth Management, strong loan growth led to the highest revenues from lending in a decade, and we also saw the highest deposit revenues since 2011, partly reflecting euro deposit repricing and related outflows of negative margin deposits.

Wealth Management Americas had record loan balances, partly benefitting from our investments in banking products.

Global Wealth Management's transaction-based income increased 4% year on year, with increases in all regions.

Overall, costs rose less than revenue, improving cost-to-income by 2 percentage points to 75%.

The results also include a significant amount of investment in transitioning our operating model in Wealth Management Americas, tech spend, and enhancing our product offerings and client service globally.  In many cases, we are already seeing benefits, but as always, our objective is to deliver sustainable profit growth.

In Wealth Management, net new money was strong at 14 billion mainly from APAC and Europe, where we benefitted from a few large inflows, and this is also net of 6 billion of cross-border outflows.  For the year, excluding outflows for cross-border and for the introduction of euro deposits fees, Wealth Management generated over 70 billion in net new money, a 7% growth rate.

In Wealth Management Americas, net new money was marginally negative, reflecting lower net recruiting in 2017 and higher attrition in Q4 related to end of the Protocol.  Many of the leavers following the Protocol exit had recruitment loans that were nearing maturity or had matured, and we see this as an acceleration versus our plan and not as an indication of higher attrition to come.  There will likely be some related outflows in 1Q18, which we aim to offset with same store inflows.  As you know, we’re focused on boosting retention and productivity through an attractive grid, and rewarding FA loyalty through to retirement.  Same store NNM was strong and rose to around 8 billion this quarter, reflecting the actions we've taken throughout the year.  As we have significantly reduced our recruiting, employee loans are now down 14% year-on-year, with related expenses down 9%.  We expect further reductions in 2018.

Last quarter, we highlighted our increased investment in Wealth Management Americas to position this business for continued growth.  Apart from investment in retention and productivity, we continue to build-out our banking products and have launched our public finance business.  We are seeing early returns, with mortgages up 4% in the quarter, improved deposit margins, and initial munis deal flow.  These benefits should accelerate in 2018.

In Wealth Management, the completion of our cross border and voluntary compliance programs was a critical milestone for 2017.  Since 2012, we’ve had around 70 billion of related outflows, which has impacted our profitability.  The outflows from Q4 are likely to have a slight dampening effect on recurring net fee income in 1Q18, after which we should see a more normal recurring revenue trajectory quarter on quarter.  This substantially ends the largest headwind faced by this business.

The cost actions we took in 2016 help fund some of the investments we’ve made, notably into One Wealth Management Platform, which now covers around 80% of Wealth Management invested assets.

We will continue to invest in Global Wealth Management, to position the business for sustainable growth, including accelerating technology investments, as Sergio highlighted.

Slide 16 – Personal & Corporate Banking

Personal and Corporate delivered strong PBT of 428 million francs, up 8% year-on-year and our best 4Q since the crisis, benefitting from management actions taken throughout the year and strong client flows.

Recurring net fee income increased 19%, transaction-based income rose by 11%, and while net interest income from deposits improved, it was more than offset by higher funding costs and lower banking book income.

Higher expenses were driven by Corporate Center Services.  Personnel costs were down due to a one-time adjustment, and we’d expect them to return to a more normalized run rate in the first quarter.  As we highlighted last quarter, we expect a build-up of expenses related to our Client Experience initiative, focused on fully digitizing our leading Swiss universal bank, which will continue over the next three years, with benefits starting in 2019.

We saw 4 million net credit loss recoveries this quarter.  The adoption of IFRS 9 on Jan 1 2018 may introduce greater volatility in our credit loss expense.

Slide 17 – Asset Management

On October 1, we completed the sale of our fund administration business, resulting in a gain on sale of 153 million included in reported pre-tax results of 238 million.  Therefore, the fourth quarter results don’t include the roughly 10 million quarterly PBT we have seen from the business historically.

Adjusted PBT decreased to 116 million, partly due to around 20 million of one-offs that flattered the prior-year quarter, and the sale.

Excluding these items, operating income was slightly up, as net management fees increased on good market performance with positive net new run-rate fees for the second quarter running.  But we had lower performance fees, mainly in real estate.

Expenses increased on higher personnel costs and allocations from Corporate Center – Services.

Asset Management recorded excellent net new money of 10 billion, contributing to a full-year record of 59 billion including money market flows, and taking invested assets to a nine-year high.

Slide 18 – Investment Bank

We're pleased with the full-year performance in the IB; however, as you've seen, for us and our competitors, Q4 was particularly challenging due to continued low volatility levels.

The IB delivered 168 million in PBT in the fourth quarter, including 79 million in credit loss expenses, mostly due to a write-down on a margin loan.

In Corporate Client Solutions, Debt and Equity capital markets performed well, but overall revenues declined, mostly due to a 20% drop in the market fee pool for M&A, as well as a strong prior-year revenues from Advisory.

Within ICS, Equities held up well, particularly in APAC, with good performance in Cash and Derivatives more than offset by lower Financing Services revenues in the low volatility environment.  This also impacted FRC, driving a significant reduction year-over-year.  That said, our performance in FX recovered somewhat, particularly in our e-trading business, reflecting investments we made earlier in the year.

Earlier, Sergio mentioned that we are well positioned to succeed under MiFID 2.  However, we may see some short-term impact on recognizing research revenues of around 50 million in the first quarter related to timing of billing, mostly in Equities.

Costs were down 4% due to actions taken in 2016 and good discipline throughout 2017.  The UK bank levy was also around 10 million lower than last year.

Slide 19 – Corporate Center

The Corporate Center loss before tax was 515 million.

Services’ PBT improved by 116 million.  During 2017, we retained less of the Corporate Center – Services costs centrally, mainly related to the elimination of the cost guarantee during 2017 and a change in funding cost allocations as a result of revising our equity attribution framework.

Group ALM's loss before tax was 213 million, with the increased losses mostly due to lower rates, increased debt issuance, and mark-to-market losses on our high-quality liquid assets.

Non-core and Legacy Portfolio posted a lower pre-tax loss at 142 million, mainly as litigation provisions and other operating expenses, including the UK bank levy, decreased.  LRD is now down to 15 billion, less than 2% of total Group, and RWA ex op risk is only 6 billion.

Slide 20 – Streamlining the Corporate Center

Over the past 4 years, we have substantially reduced the drag on Group PBT from Corporate Center.  Excluding litigation, we’ve gone from a loss of 3 billion to 1.3 billion in that time, mostly driven by reductions in NCL, but also related to lower retained costs in Corporate Center – Services.  We expect Corporate Center losses excluding litigation to continue to reduce over the next three years.

Slide 21 – FY17 tax expense

In the fourth quarter, we recorded a net tax expense of 3.2 billion francs.

This includes a net DTA write-down of 2.9 billion francs following the enactment of the US Tax Cuts and Jobs Act.  This was in line with our guidance throughout 2017 of roughly 200 million net reduction for each percentage point of tax rate decrease.  The impact on fully applied CET1 capital was negligible and there is no impact on our dividend-paying capacity.

The US tax law changes also introduced the Base Erosion and Anti-abuse Tax, or BEAT, which could increase our tax liability by up to 60 million in 2018.  However, we’re exploring potential mitigation and will update you when we have clearer guidance.

For 2018, we expect a full-year tax rate of around 25%, excluding any effects from revaluing DTAs.

Slide 22 – Capital and leverage ratios (fully applied)

Our capital position remains strong, with TLAC above 78 billion, and our fully applied CET1 ratios are comfortably above the 2020 requirements.

Of the 20 billion RWA increase we expect from regulatory changes over the next 3 years, we anticipate about 15 billion in 2018, including 5 billion in the first quarter.  Despite this increase, as Sergio highlighted, we consider the leverage ratio to be our binding constraint over the period.

As we adopted IFRS 9 at the start of 2018, we recognized a roughly 0.7 billion reduction in equity and a 0.3 billion reduction in CET1 capital on the first of January.

This morning, we announced measures to support the long-term stability of our Swiss pension fund, including payments of up to 720 million in three instalments from 2020 to 2022, which will reduce our fully applied CET1 capital in each of those years, with no impact on P&L.  Short-term, these measures will result in a PBT gain of around 225 million in 1Q18.  The gain will be treated as an adjusting item in personnel expenses, with no impact on equity or CET1 capital.

Slide 23 – Summary

To wrap up, with fourth quarter PBT up over 20% despite challenging market conditions, we delivered a strong quarter to conclude an excellent year.

With that, Sergio and I will open up for questions.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's fourth quarter 2017 report and its Annual Report on Form 20-F for the year ended 31 December 2016. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 10-12 of the 4Q17 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 16 of the 4Q17 report for more information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

Title:    Executive Director

Date:  January 22, 2018